

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2012

Via E-mail
Ms. Bridget M. Healy
Executive Vice President and Chief Legal Officer
ING U.S., Inc.
230 Park Avenue
New York, NY 10169

> **Re: ING U.S., Inc.**
> **Registration Statement on Form S-1**
> **Filed November 9, 2012**
> **File No. 333-184847**

Dear Ms. Healy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $10 and 20% if you price above $10.

Prospectus Summary, page 1

3. On page 10 and on pages 51, 52, 190, 239, and 250, you discuss the agreed-upon deadline by which the divestment must be completed to avoid additional restructuring

measures or enforcement actions. Please revise your disclosure in these sections to identify the deadline.

4. Please note that the Prospectus Summary must be a balanced discussion of the disclosure found within the Prospectus. Accordingly, it must contain information related to the weaknesses and risks faced by the company in addition to its strengths. Please add a subsection to the Prospectus Summary immediately following the "Our Competitive Strengths" subsection to briefly describe the major risks and weaknesses facing the company, in bulleted form. This disclosure should include a discussion of the following items and others that may be the most material to the company:

- Threats to profitability due to changes in interest rates and resulting interest rate spreads;
- Susceptibility to loss of revenue or liquidity problems due to rating downgrades;
- Threats to liquidity from counterparties not meeting their obligations regarding securities lending or securities repurchase arrangements, reinsurance, swamps, credit default contracts, or other hedging arrangements, etc.
- Illiquid investment portfolios and volatility of asset valuations;
- Restrictions on the payment of dividends to shareholders or the upstreaming of funds to the parent related to the registrant's holding company structure and state law or other regulatory requirements regarding the transfer of funds to the parent;
- The expected benefits you may not achieve as a result of the separation;
- The significant risks you will face as a standalone public company without many of the resources previously available to you as a private business unit of ING Group, including brand and reputation;
- The fact that ING Group will beneficially control a majority of the voting power of your outstanding common stock and will be able to determine the outcome of future corporate actions including the election of directors; and
- The possibility of a conflict of interest as a result of the fact that your directors may simultaneously serve as employees of ING Group.

In this respect, your current "Risk Factors" subsection on page 10 is not sufficient.

Summary Consolidated Financial Data, page 13

5. In this section, and elsewhere throughout the prospectus, you include a line item entitled "ING U.S. Inc. shareholders equity, excluding AOCI." It appears that this item is a non-GAAP measure. If so, please provide footnote disclosure that explains why you believe this measure is useful to investors and provides a reconciliation to the most comparable GAAP measure as required by Item 10(e)(1)(i) of Regulation S-K. If you do not believe this item is a non-GAAP measure, please explain to us why not, and disclose in a footnote a cross-reference to Note 7 to your Financial Statements which provides an explanation of how you calculate AOCI.

Risk Factors, page 15
"Revenues, earnings and income from our investment management business . . .," page 26

6. Please quantify the portion of revenues and net income attributable to your investment management business operations as of December 31, 2011 and September 30, 2012.

"A significant portion of our institutional funding originates from . . .," page 33

7. If your funding from the Federal Home Loan Bank of Topeka and the Federal Home Loan Bank of Des Moines was memorialized in a written agreement, please file the agreement as an exhibit to your registration statement pursuant, or provide us with a legal analysis as to why the agreement need not be filed pursuant to Item 601(b)(4) of Regulation S-K.

"The loss of key personnel could negatively affect our financial results . . .," page 38

8. Please expand this risk factor to name your key employees.

"Our Closed Block Variable Annuity segment is subject to market risks," page 41

9. Please quantify the portion of revenues and net income attributable to your closed block variable annuity segment as of December 31, 2011 and September 30, 2012.

Recapitalization, page 60

10. Please file the following agreements as exhibits to your registration statement pursuant to Item 601(b)(4) of Regulation S-K:

    •   Term Loan Agreement;
    •   Revolving Credit Agreement;
    •   The Form of 5.5% Senior Notes due 2022; and
    •   The Indenture for the Senior Notes due 2022.

11. We note that under "Uses of Funds" on page 61, it appears that you intend to provide one aggregate amount for several debt repayments. Please amend to provide the amounts for each of the five types of repayments you anticipate.

Use of Proceeds, page 62

12. Your plans for the use of proceeds are described in "Recapitalization." If proceeds from this offering are not sufficient to satisfy all uses of funds described on page 61, please indicate the priority of uses for the proceeds. Please provide this disclosure by footnote to the Uses of Funds table on page 61 under the "Recapitalization" section.

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 67
Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 81
Interest Credited and Other Benefits to Contract Owners/Policyholders, page 82

13. Please revise your discussion to support the timing of updating lapse and other policy holder behavior assumptions. Your discussion should include the event(s) that occurred or the new information you obtained during the fourth quarter of 2011.

Net Amortization of DAC/VOBA, page 82

14. In light of sustained low-interest rates that we have been experiencing, please revise your discussion to explain why your assumption of investment margins were favorably changed.

Results of Operations—Ongoing Business, page 86

15. The information presented in the tables on pages 86 and 87 appear to include non-GAAP information. Please address the following comments:

   • Although operating revenues and operating income (loss) before income taxes appear to be your segment measures of revenue and profit or loss for each reportable segment under ASC 280-10-50-30, the presentation of a total consolidated segment profit or loss measure in any context other than the reconciliation required by this guidance is a non-GAAP measure as stipulated in Question 104.04 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your disclosure to clarify that these measures are non-GAAP measures, explain how you use the consolidated measures and provide or cross-reference to the reconciliations to the most comparable GAAP measures as required by Item 10(e)(1)(i) of Regulation S-K.
   • Your presentation of the line items comprising your total consolidated operating revenues and total consolidated operating benefits and expenses to derive consolidated operating income (loss) before income taxes in the table on page 86 appear to be tantamount to the presentation of a full non-GAAP income statement precluded under Compliance and Disclosure Interpretations Question 102.10 related to non-GAAP measures. As a result, please revise your disclosure to remove the presentation of consolidated group totals for the revenue and expense components of your consolidated operating income (loss) before income taxes. Otherwise, please separately identify each of the components of this measure that are not evident from your consolidated statements of operations as non-GAAP measures and disclose how you use each measure and reconcile them to the most comparable GAAP measure as required by Item 10(e) of Regulation S-K.
   • Please explain to us how the "sources of revenue" caption in the table on page 87 and the subsequent equivalent individual segment tables is meaningful and appropriate

when it presents information net of expenses. In addition, please tell us how each of the line-items presented in these tables are not non-GAAP measures.

Liquidity and Capital Resources, page 116
Parent Company Sources and Uses of Liquidity, page 116

16. On page 36, you state that you have made substantial net cash payments to your subsidiaries in the past under the tax sharing agreement, and may be required to make net cash payments to the subsidiaries in the future. Please provide a discussion here of whether and how the tax sharing agreement may impact your ability to meet liquidity requirements in the future.

Letter of Credit Facilities and Subsidiary Credit Support Arrangements, page 121

17. Please file all material letters of credit and the Master Assets Purchase Agreement with Scottish Re as exhibits to your registration statement.

Ratings, page 129

18. Please revise your disclosure to clarify which of the ratings presented in the table on page 130 are credit ratings and which are financial strength ratings.

19. Please briefly expand this section to describe the ratings scale used by each rating agency so that the reader may put your ratings on page 130 into context. In addition, please provide your position in the ratings scale for each of the ratings discussed.

Critical Accounting Judgments and Estimates, page 138
Valuation and Amortization of Deferred Policy Acquisition Costs, Value of Business Acquired, and Other Intangibles and Related Amortization, page 141

20. Please revise your disclosure regarding the sensitivity analyses prepared for the amortization of DAC/VOBA and other intangibles to clarify the numeric impact of the various assumption changes disclosed. You disclose that the table represents the impact of various assumption changes on your DAC/VOBA and other intangibles (assets) and the impact on your reserves for future policy benefits and reinsurance (liabilities). As a result it is unclear whether, for example, the $246.4 million negative impact for a 100 basis point decrease in the assumed long-term rate or return is a net charge to the income statement for a decrease in the asset balance offset by a decrease in the liabilities or whether it is a $246.4 million decrease in the asset balance and a corresponding $246.4 million decrease in liabilities balance resulting in no net impact on the income statement. In your response, please also revise your disclosure to clarify the directional movement on your future policy benefits reserves and the impact of your various guarantees. In this regard, it would appear that the assumed 100 basis point decrease in the long-term rate of return assumption would cause a decrease in future policy benefits reserves as you would

generally credit less income to your policyholders, but that movement could cause an increase in reserves if, for example, GMIB or GMAB provisions are triggered.

Investments, page 161
Subprime and Alt-A Mortgage Exposure, page 172

21. Please revise your disclosure to explain the significant disparity between your NAIC designations and ARO ratings for subprime mortgage-back securities as indicated in the tables on page 173 and your Alt-A RMBS as indicated in the tables on page 174. In this regard, for example, notwithstanding the change in NAIC designation methodology disclosed in the last paragraph on page 172, it does not appear reasonable on the surface that, at June 30, 2012, 76.5% of your subprime RMBS have the highest NAIC designation when 87.1% are below investment grade. In your disclosure clarify whether the difference is related to the timing of your acquisition and the price you paid below par compared to anticipated cash flows under the securities.

Compensation of Executive Officers and Directors, page 261

22. Please file the following agreements as exhibits to your registration statement, pursuant to Item 601(b)(10)(iii) of Regulation S-K:

- All executed employment agreements with the NEOs;
- Expatriate Agreements with Mr. Steenbergen;
- The Incentive Compensation Plan, to the extent the ICP is memorialized in a written agreement;
- Long-Term Sustainable Performance Plan, to the extent the LSPP is memorialized in a written agreement;
- Supplemental Executive Retirement Plan, to the extent the SERP is memorialized in a written agreement;
- Deferred Compensation Savings Plan, to the extent the DCSP is memorialized in a written agreement;
- Severance Pay Plan, to the extent the Severance Plan is memorialized in a written agreement;
- 1997 Phantom Plan; and
- Long-term Equity Ownership Plan.

Compensation Elements, page 262

23. You indicate on page 263 that you, along with ING Group, reviewed compensation data provided by three surveys when determining appropriate base salaries for 2011. If you benchmarked base salaries to the compensation data found in the surveys, please revise this section to state the range of your benchmark, in terms of percentile targeted.

24. On page 264, you state that at the beginning of 2011, you identified performance criteria for the corporate pool and business unit pool. Please expand your discussion of this pool to address the following topics:

   - Please disclose the performance criteria identified in 2011 for each pool;
   - To the extent applicable, please discuss the threshold, target, and maximum levels of achievement for each performance metric taken into account to determine the size of each pool that funds incentive compensation (i.e. operating results before tax, distributable earnings, expenses; underlying net result, and sales); and
   - Please discuss the achievement of each performance metric. Please note that in this respect, your disclosure on page 265 is not sufficient.

25. You indicate that the amount of annual cash and deferred equity-based incentive compensation awarded to NEOs is determined based upon the achievement of corporate, business unit and individual performance goals. Please expand your discussion to address the intended relationship between the level of achievement of corporate, business unit, and individual performance and the amount of cash incentive bonus to be awarded.

Certain Relationships and Related Party Transactions, page 288

26. On page 288, you indicate that certain of the agreements summarized in this section "have been included as exhibits to the registration statement of which this prospectus forms a part, and the following summaries of those agreements are qualified in their entirety by reference to those agreements." It is your responsibility to accurately summarize these agreements. Please remove this sentence from your disclosure.

27. Please confirm that you will file the following related party agreements as exhibits to your registration statement:

   - The Transitional Intellectual Property Agreement;
   - The Shareholder Agreement;
   - The Master Claim Agreement;
   - The IT services agreement described on page 52; and
   - The Alt-A Back-up Facility.

Underwriting, page 310

28. Please identify ING Group and ING Insurance International BV as underwriters in this offering or advise us as to why you do not believe these parties are required to be identified as underwriters.

Consolidated Financial Statements
Consolidated Financial Statements for the Fiscal Year Ended December 31, 2011
Notes to Consolidated Financial Statements, page F-10
1. Business, Basis of Presentation and Significant Accounting Policies, page F-10
Significant Accounting Policies, page F-10
Investments; Fixed Maturities and Equity Securities, page F-12

29. Please revise your disclosure to clarify what you mean by credit-sensitive MBS and ABS and also to indicate which prepayment-sensitive securities you recalculate the effective yield on a prospective basis.

Deferred Policy Acquisition Costs and Value of Business Acquired, page F-19

30. In the first paragraph of your amortization methodologies on page F-20 you indicate that you perform DAC recoverability testing in the current issue year. Please explain to us and revise your disclosure to clarify whether/how you test for DAC recoverability in periods subsequent to the year of product issuance.

3. Investments (excluding Consolidated Investment Entities), page F-39

31. Please separately quantify the amortized cost, gross unrealized capital gains, gross unrealized capital losses, and fair value of foreign corporate securities by the country of their origin.

32. On page F-46, you state that you determined that no further OTTI was necessary after detailed impairment analysis. However, it is not clear from your discussion why you believe that you will recover the unrealized capital losses and why these losses are not credit related. Please revise your discussion to include the following for your residential mortgage-backed securities and other asset-backed securities:

- The loan-to-value ratio, the average debt service coverage or other suitable financial metric for these securities;
- Disclose the level of recent cash flows compared to the projected cash flows underlying your securities when the transactions were originated; and
- Disclose why the unrealized losses, which appear to be related to other than higher credit spreads, are not indicative of credit losses and other-than-temporary impairments. In this regard, unrealized losses of 34.5% and 33.2% for RMBS and other asset-backed securities at December 31, 2011, respectively, derived from the table at the bottom of page F-45 appear to be indicative of credit issues not current interest rate spreads.

11. Shareholder's Equity and Dividend Restrictions, page F-80

33. Please revise your filing to disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements for each of your U.S. insurance subsidiaries. Although

you disclose on page F-80 that each of your U.S. insurance subsidiaries exceed the minimum RBC requirements for all periods presented and, on page 134, you disclose the combined ratios of total adjusted capital to company action level risk-based capital for these subsidiaries, it is unclear whether any of the individual subsidiaries is at risk of regulatory action. Please see ASC 944-505-50-1b.

34. Please revise your disclosure to indicate the amount of retained earnings that is not available for the payment of dividends from your subsidiaries to you and from you to your stockholders. Conversely, specifically disclose the amount of dividends that can be paid from your subsidiaries to you without further regulatory approval. Please see ASC 944-505-50-1c.

35. Please tell us whether any of the disclosures from ASC 944-505-50-2 through 50-6 are required. In this regard, as examples, it is unclear whether the disclosure in the third paragraph on page 247 regarding your Cayman Islands insurance subsidiary or whether the disclosure in the third full paragraph on page 135 regarding AG 43 variable annuity reserves are indicative of the use of permitted regulatory accounting practices that may be significantly different from the prescribed regulatory practices. Separately, please confirm to us that, although your Cayman Islands insurance subsidiary prepares its financial statements in accordance with IFRS, you convert its financial statements to US GAAP for consolidation in your financial statements.

13. Income Taxes, page F-84
Temporary Differences, page F-85

36. Please revise your discussion provided on page F-86 to describe the increasing negative evidence that caused a change in your judgment regarding your ability to realize deferred tax assets in future years. In addition, please separately tell us whether and, if so, how this increasing negative evidence impacts your:
   - goodwill and other intangible asset impairment analysis:
   - DAC/VOBA unlocking;
   - premium deficiency tests; and
   - policy benefit reserves computations.

15. Share-based Compensation, page F-99
Long-term Equity Ownership Plan, page F-99

37. You indicate under this plan that the participant has the right to receive a cash amount upon vesting in settlement of the award. Please revise your disclosure here or in your policy note to clarify how you account for liability classified awards as compared to equity classified awards. If the cash-settled awards under this plan are not liability classified awards, please tell us why and separately reference for us the authoritative literature you rely upon to support your accounting.

18. Related Party Transactions, page F-110
Back-up Facility, page F-114

    38. Please address the following as they relate to the Back-up Facility:
- Quantify the portion of $3.3 million Alt-A RMBS that you may still have in your fixed-maturity security portfolio, its amortized cost, and the fair value as of the periods presented.
- Tell us why you maintain the Dutch Sate obligation loan on your books when you state on page F-115 that ING Support Holding has the right to receive payments under the Illiquid Assets Back-Up Facility.
- Tell us whether the second transaction, selling a portion of your Alt-A RMBS to ING Direct Bancorp, reduced the 100% legal ownership you state you maintained on page F-114.
- Quantify the portion of $3.3 billion Alt-A RMBS that was sold to ING Direct Bancorp.
- Tell us how you calculated the gain in the amount of $870.0 million, in light of the $321.0 million cash sales price you received for the sale of a portion of Alt-A RMBS.
- In order for us to understand your transactions, please provide us the journal entries for the following and reference for us the authoritative literature you rely upon to support your accounting:

  - 80% credit risk transfer to the Dutch State at a 10% discount;
  - Receipt of Dutch State obligation loan;
  - Transfer of the 80% participation interest to ING Support Holding;
  - Receipt of payments from the Dutch State under the Illiquid Asset Back-Up Facility;
  - The sale of a portion of your Alt-A RMBS to ING Direct Bancorp.

19. Consolidated Investment Entities, page F-115
Consolidated Investments, page F-115
Collateral Support for Reinsurance Contracts, page F-117

    39. You disclose that under the securities lending arrangements of the Karson Master Trust its borrowed securities are not recognized on its balance sheet. Please explain to us why the borrowed securities are not reflected on its balance sheet and reference for us the authoritative literature you relied upon to support this accounting.

Condensed Consolidated Financial Statements (unaudited) for the Six Months Ended June 30, 2012

    40. Your financial statements are now stale. Please update your financial statements and related information through September 30, 2012.

<u>Notes to Condensed Consolidated Financial Statements (unaudited)</u>
<u>4. Fair Value Measurements (excluding Consolidated Investment Entities), page F-166</u>
<u>Level 3 Financial Instruments, page F-173</u>
<u>Significant Unobservable Inputs, page F-176</u>

41. We acknowledge your disclosure added as a result of the requirements of ASU 2011-04. Please address the following comments:

- As the range provided for some of the quantified unobservable inputs in the table on page F-177 is broad, for example, from 0% to 85% for the actuarial assumption of benefit utilization for GMWB/GMAB/GMWBL, please revise your disclosure to provide additional insight into the inputs used. In this regard, it may be more useful to investors if you provide a weighted-average of inputs used and/or a discussion of the predominant inputs or range of inputs and any clusters within the ranges disclosed and the underlying characteristics of those clusters.
- Although you disclose the interrelationships between your unobservable inputs, you do not appear to discuss how these interrelationships might magnify or mitigate the effect of changes in the unobservable inputs as required by ASC 820-10-50-2g. Please revise your disclosure to discuss the magnifying or mitigating effects of your interrelationships or explain to us how your unobservable inputs do not exhibit these characteristics.
- Please tell us why you do not provide any quantification of the unobservable inputs and the related sensitivity to changes in these inputs for your Level 3 investments. To the extent you rely on the provision within ASC 820-10-50-2bbb to not create quantitative information developed by third-parties, tell us how your review and validation process of broker quotes and prices obtained from pricing services does not make quantitative information regarding these unobservable inputs reasonably available to you as stipulated in the referenced guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kei Ino at (202) 551-3659 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Robert G. DeLaMater
      Sullivan & Cromwell LLP
      125 Broad Street
      New York, NY 10004